                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                      -----------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                    ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  162809-10-7
                                  -----------
                                 (CUSIP NUMBER)


                              GARY N. JACOBS, ESQ.
         CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP
                      2121 AVENUE OF THE STARS, 18TH FLOOR
                         LOS ANGELES, CALIFORNIA  90067
                                 (310) 553-3000
                         ------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               NOVEMBER 22, 1996
                               -----------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT [ ]. (A FEE IS NOT REQUIRED ONLY IF THE REPORTING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
                        (Continued on following page(s))

                               PAGE 1 OF __ PAGES

CUSIP No.     162809-10-7              13D                    PAGE 2 OF    PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      KCC DELAWARE COMPANY
      I.R.S. #23-2360456
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          2,849,002 shares
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            2,849,002 shares
       PERSON         ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,849,002 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.22%(1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

(1) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its Quarterly Report on Form 10-Q for the period ended September 9, 1996.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     162809-10-7              13D                    PAGE 3 OF    PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      GIANT GROUP, LTD.
      I.R.S. #23-0622690
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          200,000 shares (Excluding shares held by KCC Delaware
                          Company)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            200,000 shares (Excluding shares held by KCC Delaware
       PERSON             Company)
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      200,000 shares (Excluding shares held by KCC Delaware Company)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.39%(1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

(1) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its Quarterly Report on Form 10-Q for the period ended September 9, 1996.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Checkers Drive-In Restaurants, Inc., a Delaware corporation ("Checkers"), with its principal executive offices located at Barnett Bank Building, 600 Cleveland Street, Eighth Floor, Clearwater, Florida 34615.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by KCC DELAWARE COMPANY, a Delaware corporation ("KCC"), and its sole stockholder, GIANT GROUP, LTD., a Delaware corporation ("GIANT"). KCC and GIANT are making this joint filing because they may be deemed to constitute a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

         KCC entered into that certain Amended and Restated Credit Agreement dated as of November 22, 1996 (the "Credit Agreement") with Checkers, CKE Restaurants, Inc., a Delaware corporation ("CKE"), as agent, and the other lenders identified in the Credit Agreement (individually, a "Lender" and collectively, the "Lenders"). The Lenders have no agreement between or among themselves to act in concert with respect to securities of Checkers which they beneficially own (other than certain registration rights granted by Checkers pursuant to a Registration Rights Agreement dated November 22, 1996 by and among Checkers and the Lenders); however, the Lenders have acted, and are expected to continue to act collectively from time to time for purposes related to the Credit Agreement. The filing of this Statement is not to be construed as an admission by KCC that the Lenders constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         KCC is in the business of acquiring, holding and disposing of investment securities for its own account. GIANT is a holding company which has owned both majority and minority interests in various operating subsidiaries. KCC's and GIANT's principal offices and principal place of business are located at 150 El Camino Drive, Suite 303, Beverly Hills, California 90212.

         The names, present principal occupations and business addresses of the directors and executive officers of KCC and GIANT, each of whom is a citizen of
the United States, are set forth below.   Burt Sugarman is Chairman, President
and Chief Executive Officer of KCC and GIANT and his business address is that of KCC and GIANT. David Gotterer, Vice Chairman of KCC and GIANT, is a partner of Mason & Company, LLP, an accounting firm, 400 Park Avenue, New York, New York 10022. Terry Christensen, a director of KCC and GIANT, is a partner of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, a law firm, 2121 Avenue of the Stars, 18th Floor, Los Angeles, CA 90067. David Malcolm, a director of KCC and GIANT, is Chairman of the Board of Suncoast Financial Mortgage Corporation, mortgage banking and real estate





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development company, 750 "B" Street, Suite 3130, San Diego, CA 92101.
Cathy Wood is the Chief Financial Officer, Secretary and Treasurer of KCC and GIANT and her business address is that of KCC and GIANT.

         During the last five years neither KCC, Messrs. Sugarman, Gotterer, Christensen or Malcolm nor Ms. Wood has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 22, 1996, Checkers issued to the Lenders warrants to purchase an aggregate of 20,000,000 shares of Common Stock, of which warrants to acquire 2,849,002 shares of Common Stock (the "Warrants") were acquired by KCC, as consideration for the Lenders' agreement to restructure $38.5 million aggregate principal amount of secured debt of Checkers pursuant to the Credit Agreement. The exercise price of the Warrants is $.75 per share, which is payable in cash or, in certain circumstances, in shares of Common Stock.

         In addition, CKE and KCC agreed to make short-term revolving credit advances in the aggregate amount of $1,000,000, which is outstanding as of the date hereof. Checkers is obligated to repay such advances in full on or prior to March 22, 1997; however, Checkers has the right to extend the maturity date for such advances for up to three 30-day extension periods. For each such extension, Checkers has agreed to issue to CKE and KCC additional warrants to purchase 333,333 shares of Common Stock, on a pro rata basis, at an exercise price to be determined in accordance with the provisions of the Credit Agreement.





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

ITEM 4.  PURPOSE OF TRANSACTION.

         KCC acquired the Warrants for the purpose of facilitating an investment in Checkers. In connection with the restructuring of Checkers' debt pursuant to the Credit Agreement, William P. Foley, II and C. Thomas Thompson (who are each Lenders) and Terry Christensen (as designee of KCC) were elected to the Board of Directors of Checkers. Mr. Thompson was subsequently appointed as the Vice Chairman of the Board and Chief Executive Officer of Checkers.

         KCC has, and understands that certain of the Lenders (including CKE) have also, given consideration on a preliminary basis to (but have reached no conclusion as to) various courses of action with respect to Checkers, including
(i) causing a Lender or a subsidiary or affiliate of a Lender to acquire additional shares in a cash tender offer or exchange offer, (ii) proposing a merger or similar transaction between a Lender or an affiliate of a Lender and Checkers, (iii) seeking additional representation on Checkers' Board of Directors, and (iv) further integrating certain operations and personnel of Checkers and CKE.

         KCC holds the Warrants as an investment but intends continuously to review its investment in Checkers and may in the future change its present course of action. In reaching any such decision, KCC will consider various factors, including but not limited to the circumstances of Checkers, its Board of Directors and management, other available business opportunities, developments in the business of KCC and its affiliates, general economic conditions and money and stock market conditions.

         On December 17, 1996, the Board of Directors of Checkers adopted resolutions approving a private placement of up to $20,000,000 in Checkers' equity securities at a price per share of Common Stock equal to the closing price of the Common Stock on December 16, 1996, less an appropriate discount for restricted shares. The private placement was consummated on February 19, 1997, and Messrs. Sugarmen, Gotterer, Christensen and Malcolm, and Ms. Wood, as well as certain Lenders, acquired Common Stock and the Company's Series A Preferred Stock, $.001 par value per share (the "Series A Preferred") pursuant thereto. See Item 5(c) hereof which is incorporated herein by this reference.

         Except as otherwise described in this Statement, KCC has no plan or proposal with respect to the Checkers which relates to or would result in:

         (a) The acquisition by any person of additional securities of Checkers, or the disposition of securities of Checkers;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Checkers or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Checkers or any of its subsidiaries;





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         (d)     Any change in the present Board of Directors or management of
                 Checkers, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of Checkers;

         (f) Any other material change in Checkers' business or corporate structure;

         (g) Changes in Checkers' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Checkers by any person;

         (h) Causing a class of securities of Checkers to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Checkers becoming eligible for termination of registration pursuant to Section 12(g)(4) of Exchange Act; or

         (j)     Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) KCC beneficially owns 2,849,002 shares of Common stock (approximately 5.22% of the outstanding shares) as a result of its acquisition of the Warrants pursuant to the Credit Agreement, and GIANT owns 200,000 shares of Common Stock (less than 1% of the outstanding shares). In addition, Burt Sugarman may be deemed to be the beneficial owner of 780,231 shares of the Company's Common Stock (approximately 1.51% of the outstanding shares), including (i) 712,250 shares underlying warrants acquired by Mr. Sugarman as a Lender pursuant to the Credit Agreement and (ii) 13,157 shares of Common Stock held by Mr. Sugarman as custodian for his minor child, as to which he disclaims beneficial ownership, but excluding 131,578 shares of Common Stock held by his wife, as to which he disclaims beneficial ownership. KCC and Mr. Sugarman each disclaim beneficial ownership of any shares of Common Stock beneficially owned by the other Lenders. David Gotterer, Terry Christensen, David Malcolm, and Cathy Wood beneficially own 54,824, 21,929, 131,578 and 8,771 shares of Common Stock, respectively (in each case less than 1% of the outstanding shares).

         (b) Each of KCC, GIANT, Messrs. Sugarman, Gotterer, Christensen and Malcolm and Ms. Wood have sole power to vote, or direct the voting of, and to dispose, or direct the disposition, of the shares of Common Stock presently held by them and will have such power with respect to shares which may be acquired upon exercise of any Warrants held by them.





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         (c)  The only transactions in the Common Stock effected by any of the persons identified in Item 2 of this Statement during the past 60 days are as follows: On February 19, 1997, in a private transaction with the Company, Messrs. Sugarman, Gotterer, Christensen and Malcolm and Ms. Wood acquired 54,824, 54,824, 21,929, 131,578 and 8,771 shares of the Company's Common stock, respectively, at a purchase price of $1.14 per share, pursuant to Purchase Agreements dated February 19, 1997, the form of which is attached hereto as
Exhibit 99.04 and incorporated herein by this reference.

         (d)  Not applicable.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         KCC is a party to the Credit Agreement and the Registration Rights Agreement, which are Exhibits 99.01 and 99.02 hereto, respectively, and incorporated herein by this reference. Messrs. Sugarman, Gotterer, Christensen and Malcolm and Ms. Wood each entered into a Purchase Agreement with the Company on February 19, 1997, the form of which is attached hereto as Exhibit 99.04 and incorporated herein by this reference, whereby they acquired 54,824, 54,824, 21,929, 131,578 and 8,771 shares of the Company's Common Stock, respectively, at a purchase price of $1.14 per share, and 548, 548, 219, 1,315 and 87 shares of the Company's Series A Preferred, respectively, at a purchase price of $114.00 per share.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

99.01 Amended and Restated Credit Agreement dated as of November 22, 1996 among Checkers and the Lenders (incorporated by reference to Exhibit
         99.02 to the Schedule 13D of CKE dated November 22, 1996, with respect to the Company's Common Stock (the "CKE 13D").

99.02 Registration Rights Agreement dated as of November 22, 1996 among Checkers and the Lenders (incorporated by reference to Exhibit 99.03 to the CKE 13D).

99.03 Press Release issued by Checkers, Fidelity National Financial, Inc. and CKE on November 22, 1996 (incorporated by reference to Exhibit 99.04 to the CKE 13D).

99.04 Form of Purchase Agreement, dated as of February 19, 1997, between the Company and each of Messrs. Sugarman, Gotterer, Christensen and Malcolm and Ms. Wood.

99.05    Joint Filing Agreement.




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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



February 26, 1997                          KCC DELAWARE COMPANY



                                           By: /s/ CATHY L. WOOD
                                              --------------------------------
                                               Cathy L. Wood
                                               Chief Financial Officer
                                               Secretary and Treasurer



                                           GIANT GROUP, LTD.


                                           By: /s/ CATHY L. WOOD
                                              --------------------------------
                                               Cathy L. Wood
                                               Chief Financial Officer
                                               Secretary and Treasurer




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